

August 15, 2011

Via E-mail
Mr. Jon Laria
 Chief Financial Officer
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, Georgia 31822

> **Re: Parks! America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2010**
> **Filed March 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 27, 2011**
> **Filed May 11, 2011**
> **File No. 0-51254**

Dear Mr. Laria:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2010

Management's Discussion and Analysis

Results of Operations Year Ended December 26, 2010 Compared to Year Ended December 27, 2009

Net Sales, page 13

1.   See the table presentation of continuing operations by subsidiary. Please disclose if the line item operating margin is considered to be the primary profitability measure used by management in assessing segment profitability. In this regard, we note the paragraph that

directly follows the table discusses operating margin for the Georgia Park and an implied break-even of operating margin for the Missouri Park. We suggest providing a separate paragraph discussion of operating margin for your Georgia Park and Missouri Park segments following the discussion paragraph of depreciation and amortization, rather than including the discussion with net sales. Please revise in future filings.

Disclosure Controls and Procedures, page 17

2.   See the first paragraph. In future filings, please specifically disclose that management includes your Chief Executive Officer and Chief Financial Officer, as both of these officers are required to conclude as to whether your disclosure controls and procedures were effective.

Financial Statements

Consolidated Statements of Operations, page F-5

3.   You state, in Note 2, that theme park admissions are the major source of your revenue. We note that you also derive revenues from food and beverage sales and vehicle rentals. Please revise the format of your income statements, in future filings, to eliminate the gross profit subtotal. It is our view that this line item is not appropriate for service businesses including, but not limited to, theme parks, restaurants and rental companies. We believe that "Income (Loss) From Operations" is the appropriate profitability measure for your business. This measure also conforms to standard industry practice. We assume that "Cost of Sales" represents those expenses pertaining to food and beverage sales, and retail products sold by you in your gift stores and as specialty items. Please present these costs as a separate line item under "Operating Expenses" in future filings.

4.   Gains and losses on assets for which revenues and expenses have historically been included in operating income should generally be classified within operating income (expenses). For that reason, in future filings please reclassify the losses on the disposal of assets and the casualty loss on assets to the operating section of the income statement. Refer to ASC Topic 360-10-45-5 for guidance, as well. In this regard, we note that you agreed to make such a reclassification in Response 5 of your letter dated August 13, 2009. Please explain why you have not continued to comply with our previously issued comment.

5.   In future filings please expand the line item Net Loss Per Share to indicate the amount represents both basic and diluted loss per share, in addition to disclosing any applicable per share amounts from discontinued operations. See ASC Topic 260-10-45, paragraphs 2, 3 and 7.

Note 2. Significant Accounting Policies, page F-8

Property and Equipment

6.   We note that PP&E is your most significant asset and that you disclose estimated useful lives from five to thirty-nine years. Given this wide range of estimated useful life and the various components of PP&E, we suggest in future filings you disclose the specific range of useful life for each individual component (i.e., buildings, facilities, ground improvements, park animals, rides, vehicles, etc.)

Note 8. Business Segments, page F-15

7.   In future filings, we suggest you combine the information in this note with that in Note 12 (Operations by Segment) to have a single segment note. In addition, you disclose in Note 8 that the primary performance measures used to allocate resources are park earnings before interest, tax expense, depreciation and amortization and free cash flow. We note that neither of these two measures is disclosed in MD&A or Note 12. The MD&A segment performance measure is implied to be operating margin, which amounts also agree to the line item of income from operations as disclosed in Note 12. Please state clearly in the segment note and MD&A, the primary profitability measure used by your chief operating decision maker in allocating resources to and assessing segment performance. See ASC Topic 280-10-50-27 through 29 for disclosure of the segment profitability measure.

Note 12. Operations by Segment, page F-18

8.   In future filings, please revise the presentation in this note by separately disclosing the amount of net revenue, income from operations (or relevant segment profitability measure), and total assets for your two reportable operating segments, the Missouri Park and the Georgia Park. We note you have combined these segments together under Theme Parks, whereas the disclosure in Note 8 says that your operations are managed on an individual location basis, and in which discrete financial information is maintained for each park. See ASC Topic 280-10-50-22 and 29 as disclosure is required for each reportable segment. In this regard, we note that you present them separately in MD&A.

Form 10-Q for the Quarterly Period Ended March 27, 2011

General

9.   Please reflect the above comments on your December 26, 2010 Annual Report on Form 10-K in future filings on Form 10-Q, as applicable.

Management's Discussion and Analysis

Results of Operations Three Months Ended March 27, 2011 as Compared to Three Months Ended March 26, 2010

Net Sales, page 15

10.   Refer to the third and fourth paragraph discussion of your subsequent net sales in the month of April 2011. In future filings, please omit such discussion of subsequent net sales or, alternatively, you may choose to balance this disclosure with a discussion of the related segment profitability measure. To the extent this discussion is provided, please include it under a separate paragraph heading such as Recent Events. It should not be presented as part of your comparative discussion of net sales for the current interim period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Review Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3211 with any other questions.

                                    Sincerely,

                                    /s/ David R. Humphrey

                                    David R. Humphrey
                                    Accounting Branch Chief